FOR IMMEDIATE RELEASE                                       Exhibit (20)(i)

April 16, 1997

THE STANLEY WORKS REPORTS FIRST QUARTER 1997 RESULTS AND
ANNOUNCES NEW "PRODUCT MANAGEMENT" ORGANIZATION

New Britain, CT (NYSE: "SWK") ... The Stanley Works today announced a significant increase in earnings for its first quarter ended March 29, 1997. Reported net income was $37 million, or $.41 per share, compared with the prior year's net income of $30 million, or $.33 per share. Exclusive of restructuring and other charges, normalized or "core" net income in the first quarter was $40 million, or $.45 per share, an 18% increase over prior year core earnings of $34 million, or $.38 per share.

John M. Trani, Chairman and Chief Executive Officer, commented on the quarter's results: "Our first quarter profit improvement of 18% is noteworthy considering that the first quarter of 1996 represented a 17% increase over the first quarter of 1995. Our cost structure is becoming leaner and is providing the necessary foundation for sustained, profitable growth."

Net sales for the quarter were $647 million, 2% over the $635 million recorded in the first quarter last year. Ongoing businesses were up 6% with particular strength in Fastening
Systems and Hardware.

Overall operating margin on a core basis increased to 11.1% versus 9.9% last year. Increased volume and the positive effects of restructuring initiatives, including strong contributions from cross-divisional purchasing efforts, accounted for most of the improvement. Profitability in all segments improved: Tools operating margin was 13.4% versus 11.8% last year, Hardware was 15.1% versus 12.5%, and Specialty Hardware was 4.4% versus 3.7%.

The company also announced that it will reorganize its operations into a product management structure. Eight newly-formed product groups will focus their efforts on customers and growth of their businesses through developing new products and expanding market scope. They will be complemented by centralized manufacturing, engineering, sales and service and supported by overall finance, human resource and information technology organizations. Additionally, the company is establishing a new corporate marketing and brand development function, whose focus will be the nurturing and leveraging of the Stanley brands.

Mr. Trani explained: "Growth requires focus and organization. This new approach will directly strengthen the Stanley brand, allow our management team to focus on our customers and on growing our businesses, facilitate a constant flow of new

                      Page 5 of 11 Pages

products and finally be more efficient. I look forward to communicating my plans for growth this summer. The implementation of this organization is a critical element in those plans."

Finally, the company announced that Richard Huck, Vice President, Finance and Chief Financial Officer, will retire effective June
1. Mr. Trani stated: "The company owes much of its success in recent years to the wise counsel and guidance Rich provided to Dick Ayers and Alan Hunter during that time period. He has been an effective overseer of our company's finances, and our strong financial position is very much to his credit." Theresa Yerkes, Vice President and Controller, will function as CFO until a successor to Mr. Huck is identified.

The Stanley Works is a worldwide producer of tools, hardware and specialty hardware for consumer, home improvement, industrial and professional use.

Contact:  Gerard J. Gould
          Director, Investor Relations and Communications
          Tel.:  (860) 827-3833

This press release contains forward-looking statements.
Cautionary statements accompanying these forward-looking statements are set forth, along with this release, in a Form 8-K filed with the Securities and Exchange Commission today.

The Stanley Works corporate press releases are available through PR Newswire's "Company News On-Call" service. By FAX: dial
1-800-758-5804, ext. 874363 or on the internet at: http://www.prnewswire.com or http://www.StanleyWorks.com.

                              Page 6 of 11 Pages


                            THE STANLEY WORKS AND SUBSIDIARIES
                           CONSOLIDATED STATEMENTS OF EARNINGS
               (Unaudited, Millions of Dollars Except Per Share Amounts)


                                                           First Quarter
                                                         1997          1996
                                                        --------      --------
Net Sales                                               $ 646.6     $   635.3

Costs and Expenses
  Cost of sales                                           431.4         429.3
  Selling, general and administrative                     153.2         149.0
  Interest - net                                            4.3           6.5
  Other - net                                               3.6           3.5
  Restructuring                                            (4.6)           -
                                                       --------      --------
                                                          587.9         588.3
                                                       --------      --------
Earnings before income taxes                               58.7          47.0

  Income Taxes                                             22.0          17.4
                                                       --------      --------
Net Earnings                                          $    36.7     $    29.6
                                                       ========      ========
Net Earnings Per Share of Common Stock                $    0.41     $    0.33
                                                       ========      ========
Dividends per share                                   $   0.185     $    0.18
                                                       ========      ========
Average shares outstanding (in thousands)                88,755        88,815
                                                       ========      ========

















                                Page 7 of 11 Pages



                            THE STANLEY WORKS AND SUBSIDIARIES
                               CONSOLIDATED BALANCE SHEETS
                            (Unaudited, Millions of Dollars)


                                                       March 29      March 30
                                                           1997          1996
                                                       --------      --------
ASSETS
   Cash and cash equivalents                          $    76.4     $    39.3
   Accounts receivable                                    453.3         454.9
   Inventories                                            329.2         335.2
   Other current assets                                    40.3          45.8
                                                       --------      --------
           Total current assets                           899.2         875.2


   Property, plant and equipment                          561.6         554.7
   Goodwill and other intangibles                          95.9         129.4
   Other assets                                            76.8          69.1
                                                       --------      --------
                                                      $ 1,633.5     $ 1,628.4
                                                       ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
   Short-term borrowings                              $    53.7     $    66.2
   Accounts payable                                       111.2          84.2
   Accrued expenses                                       222.1         198.0
                                                       --------      --------
           Total current liabilities                      387.0         348.4

   Long-term debt                                         298.9         384.0
   Other long-term liabilities                            155.7         152.7
   Shareholders' equity                                   791.9         743.3
                                                       --------      --------
                                                      $ 1,633.5     $ 1,628.4
                                                       ========      ========












                                Page 7 of 11 Pages



                            THE STANLEY WORKS AND SUBSIDIARIES
                                   PRICE/VOLUME INFORMATION
                              (Unaudited, Millions of Dollars)
NET SALES
                                              First Quarter
                        -----------------------------------------------------
                                             Unit    ACQ/    Curr-
                           1997   Price    Volume    DVT     ency     1996
                        -----------------------------------------------------
INDUSTRY SEGMENTS
    Tools
       Consumer         $  178.0    -         6%     (4)%     (1)% $  176.8
       Industrial          132.6    2%       (3)%    (2)%      -      136.3
       Engineered          172.1   (1)%       8%     (1)%     (1)%    164.0
                        --------                                   --------
          Total Tools      482.7    -         4%     (2)%     (1)%    477.1
    Hardware                93.1    -        12%      -        -       83.2
    Specialty Hardware      70.8   (3)%       9%    (12)%      -       75.0
                        --------                                   --------

       Consolidated     $  646.6    -         6%     (3)%     (1)% $  635.3
                        ========                                   ========

GEOGRAPHIC AREAS
    United States       $  455.8    -         6%     (4)%      -   $  449.5
    Europe                 107.8    -         4%      -       (4)%    108.1
    Other Areas             83.0    1%        8%     (2)%      -       77.7
                        --------                                   --------
       Consolidated     $  646.6    -         6%     (3)%     (1)% $  635.3
                        ========                                   ========





                           THE STANLEY WORKS AND SUBSIDIARIES
                              BUSINESS SEGMENT INFORMATION
                            (Unaudited, Millions of Dollars)
OPERATING PROFIT
                                          First Quarter 1997
                         -------------------------------------------------
                                               Related               Core
                                    Restrg   Transition             Profit
                         Reported   Charges     Costs      Core     Margin
                         -------------------------------------------------
  INDUSTRY SEGMENTS
    Tools               $  56.0    $   1.1    $  7.6    $  64.7       13.4%
    Hardware               11.8        0.4       1.9       14.1       15.1%
    Specialty Hardware      2.3        0.6       0.2        3.1        4.4%
                         ------     ------    ------     ------
       Total               70.1        2.1       9.7       81.9       12.7%
    Net corporate
       expenses            (5.8)      (6.7)      0.1      (12.4)
    Interest expense       (5.6)        -         -        (5.6)
                         ------     ------    ------     ------
    Earnings before
       income taxes     $  58.7    $  (4.6)   $  9.8    $  63.9
                         ======     ======    ======     ======
  GEOGRAPHIC AREAS
    United States       $  53.2    $   1.2    $  7.6    $  62.0       13.6%
    Europe                 11.3        0.4       1.1       12.8       11.9%
    Other Areas             5.6        0.5       1.0        7.1        8.6%
                         ------     ------    ------     ------
       Total            $  70.1    $   2.1    $  9.7    $  81.9       12.7%
                         ======     ======    ======     ======


                                    First Quarter 1996
                         -------------------------------------------------
                                               Related               Core
                                    Restrg    Transition            Profit
                         Reported   Charges     Costs      Core     Margin
                         -------------------------------------------------
  INDUSTRY SEGMENTS
    Tools               $  51.9    $    -     $  4.2     $ 56.1       11.8%
    Hardware                9.6         -        0.8       10.4       12.5%
    Specialty Hardware      2.3         -        0.5        2.8        3.7%
                         ------     ------    ------     ------
       Total               63.8         -        5.5       69.3       10.9%
    Net corporate
       expenses            (9.2)        -        1.3       (7.9)
    Interest expense       (7.6)        -          -       (7.6)
                         ------     ------    ------     ------
    Earnings before
       income taxes     $  47.0    $    -     $  6.8     $ 53.8
                         ======     ======    ======     ======
  GEOGRAPHIC AREAS
    United States       $  45.4    $    -     $  4.4     $ 49.8       11.1%
    Europe                 11.6         -        0.6       12.2       11.3%
    Other Areas             6.8         -        0.5        7.3        9.4%
                         ------     ------    ------     ------
       Total            $  63.8    $    -     $  5.5     $ 69.3       10.9%
                         ======     ======    ======     ======



                                 Page 10 of 11 Pages